SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, Massachusetts 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,204,728	$710

*         Estimated solely for the purpose of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,678,155 shares of Issuer common stock and have an aggregate value of $5,204,728 as of May 15, 2013, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $5.58, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on May 15, 2013.

**         The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00013640.

☐        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Exchange Certain Outstanding Options for Replacement Options, dated May 16, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. Vicor Corporation, a Delaware corporation (“Vicor” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 25 Frontage Road, Andover, Massachusetts 01810, and the telephone number of its principal executive offices is (978) 470-2900.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to eligible employees and directors (“Eligible Participants”) to exchange certain outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), granted under the Company’s Amended and Restated 2000 Stock Option and Incentive Plan, as amended (the “2000 Plan”) prior to January 1, 2013 (the “Eligible Options”) for new, replacement stock options (the “Replacement Options”) to be issued under the 2000 Plan (the “Option Exchange”). The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Terms of Election, attached hereto as Exhibit (a)(1)(B) (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer Documents”). Each Eligible Participant who elects to exchange Eligible Options pursuant to the Option Exchange must properly deliver a valid election and agree to the Terms of Election. As of May 15, 2013, options to purchase an aggregate of 1,921,175 shares of the Company’s Common Stock were outstanding under the 2000 Plan, of which options to purchase an aggregate of 1,678,155 shares of the Company’s Common Stock are Eligible Options.

The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options; Dividends)” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options; Dividends),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 9 (Information Concerning Vicor),” “Section 11 (Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. The terms and conditions of the 2000 Plan are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet and Questions and Answers” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Eligible Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or financing plans for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(c) Securities Transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning Vicor)” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2013, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013, filed with the SEC on May 1, 2013, including the financial information set forth in Item 1 –Financial Statements of our Quarterly Report on Form 10-Q are incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Report on Form 10-Q are available electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements, and Legal Proceedings. The information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits. The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3. Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICOR CORPORATION

By:	/s/ Patrizio Vinciarelli
Name: Title:	Patrizio Vinciarelli Chairman of the Board, President and Chief Executive Officer

Date:	May 16, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated as of May 16, 2013

(a)(1)(B)	Terms of Election

(a)(1)(C)	Form of Election Form

(a)(1)(D)	Form of Withdrawal Form

(a)(1)(E)	Form of Individual Summary of Eligible Options

(a)(1)(F)	Frequently Asked Questions

(a)(1)(G)	Employee Presentation

(a)(1)(H)	Form of Notice Announcing Employee Presentation

(a)(1)(I)	Form of Notice Confirming Receipt of Election Form

(a)(1)(J)	Form of Notice Confirming Receipt of Withdrawal Form

(d)(A)	Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan, as amended

(d)(B)	Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Time-Based Eligible Options

(d)(C)	Form of Replacement Option Award Agreement for Replacement Options issued in exchange for Performance-Based Eligible Options